

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 3, 2021

Michael Stock
Chief Financial Officer
Liberty Oilfield Services, Inc.
950 17th Street
Suite 2400
Denver, CO 80202

> **Re: Liberty Oilfield Services, Inc.**
> **Form 10-K for the Year Ended December 31, 2020**
> **Filed April 30, 2021**
> **Response dated July 21, 2021**
> **File No. 001-38081**

Dear Mr. Stock:

We have reviewed your July 21, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 8, 2021 letter.

Form 10-K for the Year Ended December 31, 2020

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Comparison of Non-GAAP Financial Measures, page 30

1.  We note your response to prior comment 1 indicates that severance and related costs of $10.166 million were primarily related to the reduction in workforce in April 2020 and temporarily furloughed employees spanning portions of May to August 2020. Please provide the following:

    - Quantify the amount recorded in your non-GAAP adjustment for each of the components, including reduction in workforce, payment of salaries to furloughed employees and payment of health insurance and other benefits for these employees.

- Clarify if your reduction in workforce resulted in the permanent termination of employees. If employees were permanently terminated, please quantify the amount of expense included in the adjustment related to these employees.

- Your response indicates severance pay and the cost of health and related benefits for furloughed employees not working for customers are neither normal recurring cash expenses nor necessary costs to operate your business. When considering the compensation paid to employees temporarily furloughed, please explain further why you believe employee compensation paid during the pandemic for employees that returned to work is considered incremental to your normal operations.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Brian McAllister at (202) 551-3341 or Steve Lo at (202) 551-3394 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation